Filed by HNC Software Inc. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.
Commission File No. 000-26146

Date: May 16, 2002

     This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger dated as of April 28, 2002. The Agreement and Plan of Merger was filed by HNC under cover of Form 8-K on April 30, 2002 and is incorporated by reference into this filing.

     This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements regarding historical fact are statements that could be deemed forward-looking statements. For example, statements regarding future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation to, and do not intend to, update these forward-looking statements.

     Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

     Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

* * *

     Following is the transcript of a joint presentation made by Fair, Isaac and HNC at an Analyst Day held on May 9, 2002:

HNC Software/Fair, Isaac Analyst Day
Omni San Francisco Hotel
May 9, 2002

Announcer:    Ladies and gentlemen, we apologize for the delay. Please take your seats. We are about to begin.

Male Voice:    This presentation contains forward-looking statements regarding the company and its business financial conditions, results of operations and prospects. Although forward-looking statements in this presentation reflect the good faith judgment of the company’s management, such statements can only be based on facts and factors currently known by the company. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and actual results may differ materially from results discussed in the forward-looking statements. Ladies and gentlemen, please welcome John Mutch, Chief Executive Officer of HNC Software.

John Mutch:    Good afternoon. Thank you very much for that polite applause there. It is very kind of you. I want to thank you this afternoon for coming out today. It is really great to see everybody and we are very excited about the agenda that we have and the content that we are going to deliver. Essentially, what we are trying to do this afternoon is cover a rather sort of broad spectrum of content given our recent announcement of a merger with Fair, Isaac. And what we have got sitting in the room in terms of attendance is a combination of a number of Fair, Isaac shareholders and analysts that do not know HNC well; we’ve got many people who know HNC very well but do not know Fair, Isaac well.

And so what we are going to do is open up with an overview of HNC, which we’ll do. We will then give an overview on Fair, Isaac. We are then going to do a rather deep dive on the product line strategy and the synergies behind what we are trying to do from a number of different perspectives. We will take an extensive Q&A session. And, hopefully, in doing that we can get sort of everybody’s needs met in the room. As I mentioned, I will open up with HNC. Tom Grudnowksi, the CEO of Fair, Isaac, will do the Fair, Isaac portion. Ken Saunders will do a little bit more on the financials of the combined entity. And you can see we have the key business leaders who are leading the integration, Larry Rosenberger, VP of Analytics, Mark Pautsch, Executive VP/CIO from Fair, Isaac and Michael Chiappetta and Charles Nicholls, who really run our two product lines. So you’ve got sort of the overview and the deep dive into the product from the people who are actually doing the integration and thinking about these things very intensely right now. So, hopefully, this will get you the data that you need.

So with that, let me go into the HNC Software overview. And what I am going to try to do is give you some context on HNC. And I am also going to try to drill a little bit deeper on some of the recent things that have happened for the HNC familiar people in the room and give you that type of content delivery. We view HNC as really a leader in enterprise analytics and decision management software. And for those of you in the room who are your less familiar with the story, I would really break this company down into three waves.

Between 1986 and 1995, when we did our initial public offering through Morgan Stanley, the company was really about seeking out commercial problems to solve with very early forms of artificial intelligence, which ultimately became neural network modeling. And in the late ‘80s and early ‘90s, HNC really successfully commercialized and deployed the first viable neural network models. We built a product called Falcon, and on the strength of Falcon went public in 1995. Between ‘95 and 2000, we used that public company currency to acquire beachhead positions in several different vertical industries, behind the concept and idea that anywhere that there was real-time transaction data and information used to configure products or make decisions, we could embed predictive software and add value.

And so between ‘95 and 2000, we acquired a retail company that had a supply chain management solution. We acquired beachhead positions in telco. We acquired a pretty significant position in insurance. And we built the financial industry position ourselves. Subsequently, we spun off our retail position, a company called Retek. We paid $50 million for Retek in August of 1996 and then spun it out in a public offering for $ 2 1/2 billion in October of ‘99. And that was a very successful transaction for us obviously. So we have been left with those core positions. Retail was out. Telecom, financial and insurance.

Between 2000 and today, we made a decision that in order to truly try to scale the enterprise, the position that we ended up with was no longer viable. We ended up with disparate technology architectures and point solutions delivered into these industries that had very, very little leverage between them. And so we made a very difficult decision to horizontalize our company and build an underlying technology architecture that we call the Critical Action Platform. The goal of the Critical Action Platform is to create a platform that would enable enterprise analytics to build all of our solutions on one common underlying technology

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that would allow our customers to buy our products more cost-effectively, deploy them more quickly and get better return on investment faster.

Essentially, the driver for this was really customers telling us that we love the value that you have delivered. With this Falcon Fraud management product we can quantify the return on investment but it was very painful to install it, to get it up and running and use it. How can you deliver a second, and a third and a fourth risk application like Falcon but deliver it in six months instead of two years, allow us to leverage off the investment that we have already made with you, and allow us to tap into the same and a broader set of data sources that we have tapped into with Falcon. And so that was really the goal behind critical action. So that is sort of the synopsis of the company and where we are today between ‘86 and 2002. Today, poised to be this leader in this category we believe is going to be one of the next big categories in the industry: enterprise analytics and decision management.

The problems that we are solving today are very much problems that are somewhat analogous to customer lifecycle management or in some sense a lot of what some of the CRM people are trying to do. Who are the right customers to acquire? What economic terms should I acquire them on? Once I have them as customers, who will be risky? Who will be profitable? Who can I cross sell? If a customer tends to attrite, should I retain them? What should I offer them, etc. As opposed to the sort of surface level CRM software that is built and delivered by the enterprise resource management and CRM companies. Our software looks at real time transaction data. It looks at the characteristics of that data, and it makes a predictive recommendation before the customer treatment is applied and makes the recommendation on how to apply that treatment.

And we will talk a little bit more about how we do that and the value we deliver as we go on. We think this is a large and growing market at a healthy clip. This is sort of an aggregate cut view. But industry analysts have us at about $28 billion growing at 25 percent, compound annual. So it is reasonably robust. It offers a large market opportunity for us. Where we are today from those initial positions with neural network modeling is that we have expanded dramatically our technology portfolio. Not only are we the best company in the world at doing neural networks, and have invented and patented several unique categories of those types of technologies, but we have now expanded our technology portfolio into optimization algorithms. We have expanded our technology portfolio into free text unstructured recognition capabilities through something called context vectors.

We will talk a little later about our Blaze product line, our rules management product line. To give you an example of what we are doing, we are adding the ability to read, understand and mathematically represent unstructured information, profiling the characteristics of that information and using that conclusion and recommendation to fire off rules with our Blaze engine. So we think we have a very, very strong underlying base of technology to bring to the party. We also have a very strong underlying domain expertise. As I’m sure Tom will talk about quite a bit, the critical problems that we solve for our customers are very, very complex. They involve getting into legacy systems and architectures and implementing solutions that truly deliver value through these recommendations. And in order to do that you have to understand the customer very well and we have people who really do.

We recently competed at a couple of banks that are in the process of talking to a large number of money center banks in the U.S. Many of you may be aware of the implementation of the Patriot Act after the 9/11 crisis. The Patriot Act is an act that is stating that many large financial institutions are now legislatively required to address the problem of money laundering. When we have gone in and talked to our customers versus our competition what they have told us, not only do you have the best technology and the best product, your people really understand what we do, what the issues are with this disparate flow of funds data streams and how to get that information and use it in a way that will be productive and meaningful and allow us to meet the requirements of this legislation.

So this domain expertise in verticals that we offer is a significant point. One of the nice things about the Fair, Isaac-HNC merger is that Fair, Isaac is starting to get back into retail a little bit, which is an intriguing area for us. We are not there. We both have a great position in financial. We have a position in insurance. They have a smaller one. We have a very nice position, growing position in telco. They do not. And that will be leverageable. And then we have begun an effort in the pharmaco market through our partnership with NDC Health to look at fraudulent

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pharmacy transactions that will also offer us some combined opportunities. So I think you have got a go forward company that has best of breed technologies, great platform ideas, broad industry applicability.

I talked a little bit about this issue. I won’t dwell on it too much. The fact that we can get some return on investment. Our Falcon Fraud management product has largely been credited with driving the industry fraud problem in the credit card market down from a 25 basis point to a 6 basis point problem. There are some data points up here. We are very pleased to be able to extend this technology, to take it more broadly into other categories and markets. And continue to have this characteristic in our business model — the ability to quantify the return on investment that we are delivering to our customers. Let me give you a specific example. As you know, we work in the insurance market in the workers compensation field. Every year, we save our customers over $2 billion in money they would have paid out on claims that they do not have to pay out. We identify that money and we tell them not to pay that money. And so they subsequently save $2 billion through the use of our rules in predictive technology and insurance.

So we have got probably close to 100 customers in that market saving a couple billion dollars a year. Large number of customers in insurance, large number of customers in financial. 23 of the top 25 issuers in the U.S. 20 of the top 25 worldwide. Somebody was asking me a question before we started today, what has worked out for HNC like you would have expected and what has been better. And I said, you know, what has been better, it has really been our ability to extend the Falcon Fraud manager product worldwide. And we are on the cusp right now of closing some very significant deals internationally. We are on the cusp right now of extending that technology of other verticals in a very meaningful way. So we believe that this fraud category both in our core credit card market as well as new nascent markets offers a very significant growth opportunity for the company.

The telecom position I mentioned is now over 80 wire-line and wireless carriers. Some strong opportunity there. Competitive landscape. Interesting to see sort of Fair, Isaac and HNC positioned up right there. Our view of the world has been a little bit more software centric. You know, we view people like SAP. We view people like the business intelligence vendors as substitute products. I think reality for all of us today is that the build versus buy decision is a big decision for our customers. And at the end of the day, we are still really competing against primary a build competitive market. But we do see folks like Siebel, Informatica, Manugistics, all trying to move up the value chain, grasp this notion of analytic value and delivery of analytic-based recommendations.

And I think the great thing about what we are doing here today — and this is the reason why we are here today with Fair, Isaac — is that the combination of these two entities gives us the ability to create a go forward company that can be number one in this category. Has the scale. Has the breadth of distribution. Has the breadth of scientific talent to deliver and build products, to truly grow a significant, defensible size company in this market. And I would not be surprised, you know, three to five years down the road to see this company over a billion dollars in revenue and a very significant player in our industry.

Let me talk a little bit about our growth strategy. What is Critical Action Platform? And here is the notion as I mentioned. It is a common, underlying IT architecture that will enable our customers to deploy enterprise analytics quickly, effectively, get return on investment via a second, third and fourth product. I should make the comment that the Fair, Isaac company has a very similar conceptual notion and strategy. They call it Enterprise Strategy Architecture and I think Tom will talk a lot about this. I think we will hear a lot more about this from our product people. But the idea here is that ultimately sort of CAP and ESA will merge. We will have one platform. The need for this is real and compelling from our customers.

What we have been doing is building out this underlying architecture. The value here is really in the analytic solutions which we bucketed into three suites, opportunity, risk and efficiency. So the Opportunity Suite being all about customer acquisitions, pricing, prospecting and retention. The Risk Suite being about bankruptcy, money laundering, fraud, profitability, etc. And then the Efficiency Suite being really some key products that sit in data streams and leverage those data streams, and gives us the ability to access information which enables our analytics, as well as that underlying decisioning capability to help people make basic decisions.

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The underlying Critical Action Platform is really comprised of a decision management layer. It is comprised of a model deployment and model build layer. And then a series of optimization algorithms that are common and are callable by those applications on top. So the idea here is if you are a customer, if you buy Falcon Fraud manager, you are getting the underlying Critical Action Platform as part of that purchase. It will enable us to deploy a credit risk, collections, money laundering analytic, very quickly, very cost effectively, leveraging off the underlying architecture of that initial purchase. Tapping into the same integration of the architecture and data feeds to deliver value through those analytics.

One of the issues for us and one of the great opportunities has been this sort of low product penetration. I think the data is that only 13 percent of our customers have bought two products. So there are a huge number of customers out there that because of the complexity, the time to deployment, have only bought one product. So the pure opportunity in the core markets that we serve is very robust and very healthy. And the ultimate delivery of this platform will enable us to tap into it more quickly. This is just a quick slide and example of a customer, Sears, and sort of a diagram that talks a little bit about how we have been able to sequence them up and get them to buy a second and a third and fourth product and the length of time that it took to do that. And then there is a projection, the red line pointing up skyward, with CAP and our belief that we compress the sales cycle and compress the purchase of the second and third product rather dramatically.

Cross sell to some existing customers. Here are some examples. We do have probably right now the biggest and the best customers who have bought a second and a third product. So when we look at names like Citigroup and Capital One and Sears, it is that high end most sophisticated customer who bought a second and a third product. Our goals with this CAP architecture is really to get this down into the next sort of 10 to 50 large customers and their ability to tap into a second and a third product. And if we can do that we should be able to generate some healthy growth. We are expanding into these new markets. I talked a little bit about our entry into pharmaco. Many of you may be aware of our travel and leisure — let’s go back one slide — many of you may be aware of the work that we are doing in the travel and leisure industry and the airline transportation industry.

We will talk a little bit about that on our panel. We had some very significant success that we articulated on our last conference call. We are in a pilot program with the FAA to deliver a risk assessment solution that will look at individual airline risk as well as risk to the airline transportation industry. We are extremely optimistic about the opportunity. It is a couple of months pilot. We are a prime contractor to the government in this case. We think it offers a very large upside potential for the customer. We are partnered with PROS Revenue Management as well as other companies in this particular effort and we think it offers a sort of $15 million a year type of recurring domestic revenue stream if we can pull this thing off. So we sort of have this big home run potentially in our back pocket that we have been pursuing for some time. And I have to say that Dr. Joseph Sirosh who’s headed this up for our ATS organization has just done a really spectacular job of pulling this thing together.

Global expansion. We have always felt that we had served the international markets, under-served them. And in the past year and a half, we have gone from about 20 people to 50 in Europe. We have gone from about eight people to 20 in the Asia Pacific market. We have gotten significant traction I think in our last quarter. We grew that international business. It was 24 percent of our revenue up from sort of an historic 19 percent range. It is growing a little bit faster than our domestic revenue and probably will bump up in aggregate to sort of 21 percent this year, a total on a standalone basis. And I think that purely it has been under-served. We haven’t really had the people in country and the customer support staff that we have needed, rather than their being some ex-U.S. market dynamic from a customer demand perspective that is sort of an indication of trend for other companies. It is more an issue to our historically under-serving these markets.

Good partnerships and alliances. This is an area we are looking to grow. I think the combined entity will have a lot of weight here to make this more meaningful and compelling. And then finally we have always done a fairly nice job of doing some product line tuck in acquisitions. And these are an example of where both the Blaze and the Virdix acquisitions have fit in. Blaze is ultimately becoming the underlying rules management and decision architecture for the CAP platform. The Virdix product gives us really a scenario planning interface that enables us to roll out our Opportunity Suite in a productized solution to our customers more quickly. So Virdix fits with that

HNC teleconference call. 5.9.02

optimization layer. And it is really enabling us to get to market fairly quickly with that product and actually beat some of the deployment schedules that we talked about in our fall conference last October when we did our last Analyst Day. So we are relatively optimistic about those types of products. And so with that I will end. And I want to, again, thank everybody for being here today. I would like to introduce Tom Grudnowksi, the CEO of Fair, Isaac. And I think you will have a nice afternoon. We will be able to drill in quite detailed in some product line issues and having a lot of fun getting to see a company that is going to be a number one contender in this enterprise analytics space. So, Tom.

Tom Grudnowski: Great job. Great job. Thank you very much. And thank you for giving us the opportunity today to piggyback on top of this session. I am going to spend a few minutes to try and put into perspective who Fair, Isaac is. I learned last week as we were traveling on the East Coast, actually throughout the country, that many of you — many of the investors and the followers of Fair, Isaac aren't familiar with HNC and vice versa. So we thought it would be good just for a few minutes to try to explain who we are. And I will try to do this fairly quickly. I am not going to go to product level detail. I am going to do a little bit of history, maybe focus on some things that I talk about during most of our analyst calls. I have been involved here for about 2 1/2 years. And I think while HNC has been purchasing companies to realize their dream, we have focused a lot in 2 1/2 years on building the management infrastructure to take all of the incredible innovation of Larry Rosenberger and others. Fair, Isaac has been developing and sort of create an equation manufacturing company.

Our dream at the end of the day is to try to figure out how to take advantage of this analytic space just like John spoke to, but take advantage of it by trying to differentiate ourselves from other analytic companies. Try to build a process where we can take innovation to an equation to a solution very, very quickly and hopefully make recurring revenue, IP kind of revenue as we rent those equations to our customers. So a very, very similar strategy. We don’t call ourselves a software company. But as you'll find out we have a lot of software. We have a lot of infrastructure. We have a lot of technology. And although we are usually classified as financial services, sort of slow and boring, I think we are pretty cool too. I think we are very highly recommended by our customers when it comes to analytics. And I couldn’t be happier about the opportunity we have to take advantage of some of the technology associated with HNC.

We have focused historically on processing lots of information to come up with scores. And I think the transaction level, association and ideas that HNC has led the market in the last several years will be wonderful when combined with ours. So you are going to hear a lot of that today when you get to the product area.

So a little bit of history. These are the standard IR slides. Like HNC we sell value one transaction at a time. And if we cannot convince our customers that because of our relationships they are going to have more revenue or better profit, if we cannot convince them of that, we will not have a deal. So we have a very similar heritage in that sense. We also have a heritage of lots of innovation. This goes back many years for Fair, Isaac. We have been inventors of lots of predictive technologies throughout the years, many of which occurred during Larry’s tenure at Fair, Isaac. You will meet him in a few minutes.

More recently, we have focused on a couple areas. One, something we call MyFico.com., where we are trying for the first time to position Fair, Isaac as a company that can sell something to an end consumer. And we have also introduced some new analytic technology called Strategy Science that, if you follow us, you’ve heard a lot about it. So unlocking value is not something new to us, unlocking it in a predictable, profitable way is what we are working on really hard the last few years. When you take all of the areas that we sell equations into, we get paid for about 14 billion decisions a year. And when we get to the recurring revenue nature of this you will get more appreciation for what Fair, Isaac does.

But whether it is in retail markets, credit, consumer, etc., the numbers add up to pretty big transactions. And, therefore, as we grow and as we learn how to deal with our customers we have a very, very stable base of predictable revenue as a result of this diverse decisioning capability. Lots of leading financial institutions are our customers. Over the last couple of years, we have worked hard to add other customers in retail, telco, etc., so there are some new names on here. Obviously, our association with HNC is going to have a bigger impact on that. And later you will see some numbers that show how our diversity increases as a result of the merger. The space that we

HNC teleconference call. 5.9.02

like to think about ourselves in is a little bit different twist on John’s slant. But a lot of people have been working very hard to try to add insight at the customer level to help companies add value in their customer interactions. Consulting firms do that, analytic companies that sell software and CRM vendors, etc.

Fair, Isaac has been positioning itself the last couple of years as someone who sort of takes advantage of all of those components, assembles them together, writes some cool equations around the data and figures out a value proposition that we can sell. So we think that that circle is going to grow as we become maybe the leader in the CEO’s mind. When he thinks about technology, instead of thinking about the hardware or the software or whether they are going to process it or how big a computer it is going to take to run on. Hopefully, the first question that comes to their minds is, well, where are we going to get the analytics? Where are we going to get those equations that tell us how to deal with our customers? So that is where we are focusing most of our energies.

Everything we do is around the intersection of these three entity types. If someone has a lot of data to use in trying to figure out how to deal with their customers, if they require very sophisticated analytic software to be written, and if they are looking for some big equations — the intersection of those three core competencies is what we are all about. So our value to our customers is maximized if these three dimensions are critical to solving the customers’ problems. Most of our customers, when we first to get to know them, are attacked from many directions, basically a technology free for all. We like to think of ourselves as the company that tries to take all of these complex issues and solve them through the creation of something we call an Enterprise Strategy Machine.

And in our vernacular we are trying to create solutions that we sell on a transaction basis that integrates those three dimensions I talked about and provide value, one transaction at a time. And I am going to talk about some examples of these strategy machines. It is simply a name or a concept to try to depict the value that be derived from the intersection of those three dimensions. Maybe in a sort of a flow perspective, and you will see more about this in a second. We have been working really hard on this picture. If we could figure out how to take data from any company or industry and figure which data is important and tie it together in the network, we call that a Strategy Data Network. If we can take that data and feed it into a process that generates equations, we call that Strategy Science.

We then take those equations and stuff them into some sort of application, regardless of the type, and we call that Strategy Software. We would be in a very unique position to create a closed loop system for analytic intelligence. So this is the process that we have been building, we have built. We have products in all of these dimensions. They exist today. And if you follow us we’ve got names for the products that are going to come out of there in few seconds. But this is sort of our Enterprise Strategy Architecture that we focus our strategy around. I think we will go through these slides quickly. As I said, to make a strategy machine you need three things. And we have been focusing over the years at Fair, Isaac on evolving those three things. And I guess we are pretty excited that the three things that we are unique at are all evolving to some very interesting end states right now. We could talk forever about the invention of a new science around analytics and how to create customer level strategies.

And we have a huge show with our users next week where we will speak about that for 2 1/2 days. So we think we have invented something on the analytics side that is very, very unique. Simultaneously, we have been working hard on some network technology and some keying technology and some open systems technology to better facilitate the integration of data. And not just all the data a company has but the exact data that you really need to make a decision. Most companies have collected a lot more data than they really need; we are going to focus on the data that is really important.

And then, finally, we have evolved our software strategy — this is something we call decision systems — to the point where instead of creating application specific decision engines, we actually have software now that generates automatically the decision engines unique to an individual application, whatever it might be. So we are sort of at the threshold of integrating those three advanced technologies around our strategy machine concept. And many of the products and services now that we offer rally around that intersection.

Real quickly, we have been growing nicely on the revenue side the last several years. Our profitability has increased a bit in the last couple of years. We are going to go back to these numbers in a second.

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A little bit about last year. We are going to do ‘02 numbers here in a second. And this is how we view our business from a business model perspective, this part is probably pretty important. We sort of have four dimensions. We have a dimension called scoring — and that is the historic practice of Fair, Isaac of creating financial scores, risk scores that we distribute through credit bureaus and others for the credit world. This is where most of those 14 billion transactions come from. And we do that in the online world. We do that for marketing reasons. We do it for account management reasons. That life cycle that John talked about — that life cycle uses our scores 14 billion times a year. And that is a recurring revenue cycle and I will show you numbers on it in a second.

The strategy machines dimension is where we sell not just a score or a component but a total solution. An example of that is LiquidCredit, which is very similar to the Four Score product or the Capstone online product of HNC, where we sell for application processing the integrated application processing — we run it, we support it, we analytic it, we, you know we do everything that the customer wants for so many dollars per transaction. TRIAD, which has been running at FDR for many years, is our account management system that is in hundreds of credit card companies and banks around the world. All of those solutions we get paid a transaction fee on a recurring basis independent of the recurring revenue we get paid for the scores those solutions use. So it is another dimension, it is a solution dimension.

Finally, we have a consulting based practice which is our space selling hours. And we do that in several areas again in this analytical space. We not only sell hours to install our products and services, but we build lots of custom analytical models for our largest customers. And then, finally, we do sell software, if we can’t get somebody to buy the strategy machines and the consulting and the scoring. And many of our larger customers sort of drive this. Then we do have some end user sales, as we call them, of the software that we use and our strategy machine offerings. So TRIAD can be purchased on an end user basis. Some of our decision engine technology can be purchased on an end user basis as well. And there we would typically help a client through our consulting practice build something that is customized and unique to that customer.

So that is sort of the way we look at the way we run our business. Our objective is to sell more and more strategy machines and we are going to talk about that here in a little while. This is the way we have been guiding on revenue for this fiscal year. We are in our third quarter right now. And that gives you some perspective on our revenue by area. We are shooting for between 360 and 365 this fiscal year. So that is the big idea. And we plan, as a result of this new relationship, not to change the objective. The objective is to continue to be the preeminent provider of creative analytics. And we think through the intersection of these two companies — we have both, in fact, been doing that. And now we are simply going to have a larger portfolio of PhDs and scientists, a larger portfolio of strategy machines, a larger portfolio of technologies to merge together, a larger geographic footprint, which we will get to in a second.

And we think that through the combination of those things we have positioned ourselves in a very unique business model. One that, despite all of the competition that is becoming aware of this wonderful position to be in, we have a very unique business model with our transaction-based revenue recognition and our earn it one transaction at a time model that’s fairly conservative relative to the software space. We think we have some fairly nice entry barriers to position us very well to learn how to become the number one manufacturer of analytics in the world. So with that short and quick summary, I think we now take a break. And then we are going come back and we are going to start focusing the rest of the day on the deal. And we are going to get some product managers up here to explain why it works so well at the product level. Thank you.

[Music]

Announcer:    Ladies and gentlemen, please take your seats. We are about to begin. Ladies and gentlemen, please welcome back Tom Grudnowski, CEO of Fair, Isaac & Company.

Tom Grudnowski: Thank you. As we’re getting organized here. A distinguished group of guys who know how this really works: Larry Rosenberger, Mark Pautsch, Mike Chiappetta and Charles Nicholls are going to go through some details here right after I do one more introduction of some of the overall deal

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perspectives. I am going to do that quickly.

This is a summary of the transaction details, all of which was passed out last week, Monday. This is a stock-for-stock merger. Fixed exchange ratio, as you know. Approximately $800 million transaction. It is accretive to earnings in Fair, Isaac’s full fiscal year 2003. And that is accretive from a GAAP perspective, it is even more accretive from an operating perspective, operating EPS perspective. There will be a couple of additional board members added to the Fair, Isaac board. And we expect to close this after next quarter.

I think John and I have probably covered most of this. Obviously, the reason we are doing this is for strategic reasons. We are both leaders. We are both innovators. We both have lots of PhDs and lots of science. And we think by combining now we have an opportunity to maintain the leads we have in this growing business equations space. As we are going to talk about here in a second, you are going to see how at first blush, last week particularly, mergers are hard, especially one as big as this. But I think what you will find is not only is there a good strategic fit but there is a great fit of the technologies, of our cultures, of the way we manage, the way we do R&D and the way we go to market. So I think that is just about all of the dimensions we can think of and study and analyze from a risk perspective we feel pretty comfortable about.

The bottom line is we think we are doing a good job of increasing shareholder value. I think about the only thing that is new on this slide again that I would like to emphasize is the business model. It is really hard to build a business model like the one both of our companies have. Doing R&D, investing, expensing it as you are going, waiting to recognize revenue from that first transaction, trying to create a market for that first transaction, trying to compete with some very sophisticated in-house staffs, all a very difficult process. And you have to have an immense focus to accomplish that and you have to have a business model that allows it and encourages that entrepreneurial equation spirit. And I think that is something that is really, really powerful. I don’t think I could over emphasize it.

The last thing on that slide that also is important is in the couple of years I have been playing this analytic equation game I have learned that, although I was trying to get out of the consulting business when I left Accenture 2 1/2 years ago, I have learned that selling hard stuff is hard and takes consulting expertise. So both companies have been busy building a consulting dimension to our companies. Not to be a consulting company but rather to have enough experienced leaders in domain areas who can explain to a CEO or a high level executive of a company what this analytic stuff is all about.

One more slide here. “Why now?” has been asked a lot in the last week so we thought we would address it head on here. We believe as I think many of you told us last week that the market for business analytics is heating up. And it is better to combine our strengths right now than it is to wait any longer. We believe this will accelerate both of our growths. As you will see in a second, despite what appears to be a difficult merger and integration problem there is lots of traction that we are going to get right after the close as a result of many cross-selling opportunities. And, quite frankly, this is simply an opportunity to put two companies together that really believe in this particular vision and there is really no reason to wait any longer to deliver that vision. And with that, I am going to turn over to the group and we are going to now go through what some of these synergies are all about.

We are going through them from a customer perspective, from an industry perspective, products, function, technology, market, geography. Any way that we think we can sort this. With that, I think I will turn it over to Mike first and take it away Mike.

Michael Chiappetta:    Thanks, Tom. Larry Rosenberger and I have the pleasure of walking you through, first the customers and industries we serve and some of the synergies that we see due to this merger. First of all — next slide please — both companies play in really three primary markets: financial services, insurance and telecom in a very big way. And what is interesting is that in most of these spaces each company is considered a leader in the particular solution that it provides. Whether Fair, Isaac is a leader obviously in the credit scoring side of the business or HNC is a leader in many places in the fraud management side of the business. So what is happening in many of these industries, we are offering the leading solutions to leading players and have many, many common customers. For example, the financial services industry, we both have very good customer penetration within the credit card vertical.

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Fair, Isaac has a long history in the mortgage space and has done a very good job of selling to the retail card space as well. In the insurance space, HNC has been the premier provider of the back-end claims analytics and decision management products. And we focused our energies there to help companies manage their back-end claims process. Fair, Isaac has a very large number of customers as well but focuses on the very front-end decisioning around underwriting insurance policies. In the telecom space, HNC has a premier position as a provider of a roaming data network which is used by almost all North American carriers. We also have a large customer base outside the U.S. Fair, Isaac has concentrated primarily in the U.S. in the top carriers. And then there are other synergistic industries such as government, health care and the retail industry where each of us has a good position and we are seeking to leverage the overall larger organization to grow out our capabilities in a faster way. Next slide please.

Larry Rosenberger:    So the way this slide got crafted was it was Tom’s slide on the Fair, Isaac side. And it is broken down by industries here. So if you look at the left, upper left is insurance, lower left is telecommunications and then the big blob in the middle is banking lending. And when I did the count we just simply took those symbols and there is like 22 clients and it was just done — this wasn’t purposely constructed. We just took that. And of those 22 there are 17 where there’s common clients of HNC and Fair, Isaac and I think that actually is a good sampling. There’s about five here where HNC has not penetrated and presumably in the combined company that spells opportunity and had we taken the opposite approach of picking an HNC slide full of client’s logos, I think we would have gotten a similar kind of thing; in fact, if you remember John’s examples on cross-sell that he showed Capital One, Citigroup, ANZ and Sears were all examples of common clients. So that was like four out of five on that slide as well. If you then go to the right on the retailer world you get an interesting complementarity with a channel flavor; that is, Fair, Isaac’s traditional strength on the retail side has been to work on the traditional direct market channels of those retailers, whereas HNC’s strength in retailing is much more working on the e-channel. And so, if we had HNC e-channel retail customers up there, you might see names like Barnes & Noble, Motorola, Sony, HP and Sears, not only in their traditional channels, but also in their e-channels.

The other remark I’d make is that, even though this talks about complementarity of customers, not pictured, but John alluded to it is also a really strong complementarity in alliance partners and he showed that picture with the alliance partners which is a very strong part of the Fair, Isaac story, as well as the HNC story, so when you look at credit card processors, when you look at the credit bureaus, when you look at the system integrator and the large ERP and CRM software companies, as well as the credit card associations, both of the companies today have relationships and we think we can make those relationships a lot stronger with the business combination.

So, back to Michael and next slide please.

Michael Chiappetta:    Now we’ll do a bit of a deeper dive within each one of those verticals, sort of a product-specific view on what products and solutions clients are using jointly today from both Fair, Isaac and HNC.

First slide here talks about the financial services industry, which for both companies is the largest vertical and in the combined company, represents between 60 and 70% of total revenue. You can see each company has a fairly broad footprint of different solutions across these customer life cycle treatment areas of targeting acquisitions, account and fraud management and marketing. And in most areas, we already have clients who have integrated our solutions together, whether it’s the bureau scores in with our different account management or decision management solutions or in the account management world between ProfitMax and TRIAD.

You can see that in those spaces once again, one company or the other is really the dominant leader. It would certainly be Fair, Isaac in the bureau scores in the TRIAD footprint, and on the fraud management side, it would certainly be HNC.

In the decisioning space, we have complementary products that play to two different segments of the marketplace and we’ll go over that in a little more detail later.

Larry Rosenberger:    Just to add a little color commentary, I believe that we have an interesting situation where already our common clients have done some partial integration, sometimes with our help. Michael alluded to

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using and embedding credit bureau scores into ProfitMax and Decision Manager and that’s been done, but once we have a combined entity here, we think there is more we can do and we can do it more aggressively.

Michael also mentioned ProfitMax into TRIAD. I would add to that also cross-sell and up-sell transactional analytics in general into TRIAD and there, we have a couple of lead clients who have already done some work, so technical feasibility has been established. It’s been done in a couple of cases. With the TRIAD installed base, when you look at processors and direct end users there’s hundreds of clients and it’s been done three or four times, so there is huge opportunity there, so we can do a lot more on that specific example.

And then the third one that I would point to is in the account management column, under Fair, Isaac, is listed Strategy Science, which is where we are starting with that technology. But for those of you who don’t know the company, have never seen the words strategy and science put together consecutively before, the notion there is that the past work that the companies have done have been largely in the predictive technology and predictive analytics world, ultimately trying to get to better decisions.

But there’s a new breed of analytics that the combined companies can bring to bear, which I will call, by contrast, decision analytics and Fair, Isaac’s name and flavor for that is Strategy Science. I believe the market is that everywhere either company does predictive analytics now, we can strengthen and bring more value with decision analytics and that will take two things, the work that Fair, Isaac has already done on Strategy Science, together with the investment that HNC has made in Virdix, and we’ll have to try to put those technologies together in some novel ways. It’s early, we haven’t figured out exactly how we’re going to do that, but the opportunity there to cross-sell and to embed decision analytics or Strategy Science or decision optimization, whatever labels you want to give that, into virtually every offering across all elements of this life cycle, is a dramatic opportunity for the combined entity, in my opinion.

Next slide. This was covered to some extent by Michael. I’ll just add a few quick points. The interesting thing here is what I would call in contrast in retail where we had a kind of channel complementarity, here we have a life cycle complementarity, as Michael already suggests. Fair, Isaac has done a lot in underwriting and worked in the targeting area, we have essentially nothing back-end, nothing downstream and we almost have the mirror image situation with HNC where they have concentrated on bill review and claims and have done a really nice job.

So, you put those two together and the company in insurance has a larger footprint with a broader array offerings and then you watch our innovation. We’ll put that front to back and there will be new offerings coming out — I have years not months in my head here, which will take advantage of that full life cycle stretch that we’ll have immediately. Immediately, we will get the pop from the sales and the coverage, but longer term, we’ve got an innovation play here to make.

Next slide and back to Michael.

Michael:    It’s a similar story in telecommunications, where we have integrated our transaction-based analytics at the customer side. For example, Sprint has integrated HNC’s transaction-based analytics for risk management with Fair, Isaac’s bureau-based scores for doing a better job of managing customers very early in the life cycle and assessing their risk. So, again, very complementary technologies that have already been integrated at the customer side.

Overall in this segment, this is the smallest segment for both companies, the greater combined presence in the industry certainly gives us a footprint to compete more aggressively against other players and we can leverage more clearly off of the dominant position HNC has with the RoamEx data wireless exchange capability to provide today fraud solutions off of that roaming data exchange. We can provide additional marketing and other solutions off of that data exchange, using the capabilities that Fair, Isaac has developed.

Additionally, HNC has a fairly broad footprint of telco clients outside North America, particularly in Asia Pacific and Latin America, we can seek to cross-sell additional Fair, Isaac products to that base.

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Going forward, we think both companies have combined opportunity here to leverage our capabilities, to help carriers better manage churn in the acquisitions process to improve their profitability. I think when this particular vertical gets back to more of a business as usual point of view, they will be looking at incremental improvements in making better decisions about pricing their customers, counter offering on trading customers, what is the most appropriate price to give customers when they call in to cancel, and doing a much better job of managing the wireless billing plans that they provide to you today.

We’ve touched on these before. Each company also has footprints in different industries or we have a small footprint and seek to leverage the broader distribution capabilities, the larger pool of R&D dollars available to penetrate these new verticals more aggressively and bring broader combined solution capabilities to each of their new vertical markets.

For example, HNC in the healthcare area operates both in the decision management space and the fraud management space, primarily today with state and governments and other healthcare providers. In the government space, we made earlier reference to our home security initiative, where we have been named the lead or prime contractor for a pilot program and Fair, Isaac, in the retail world, where they bring a number of different expertises around direct marketing that has not been HNC’s core area.

Let’s turn to Mark Pautsch, who will lead the discussion on the technology synergies between the two companies.

Mark Pautsch:    The common questions we get really fall into two areas. The first is HNC’s Critical Action Platform versus Fair, Isaac’s Enterprise Strategy Machine architecture. We’ll try to give you a good way to really put that in perspective and see how they are synergistic.

The other common question we have heard is about Blaze Advisor versus Decision System. And the good news in all this that it’s really not a versus in either case, but rather that there is a good story to tell about how these products and these areas can come together.

I do appreciate, Larry, that you gave me more time to put these together than a month. Usually, the customer guys say, we’ll have it next week and the technology guys are sitting there sweating bullets trying to figure out how they are actually going to do that.

I think there is a good story here to tell. The first thing we’d like to address is the Critical Action Platform and Enterprise Strategy Machine area. To put this in perspective, the technologist in me wants to dive way down and talk about all the bits and bytes and common modules and how they complement each other, but I’d probably lose myself in that and I’m sure that you wouldn’t follow along very enjoyably either.

I think the thing to talk about here is that HNC has come at this problem from a common technical architecture platform perspective. You heard John talk about that in his earlier remarks. Fair, Isaac has really come at this problem from more of a, how do I put a common view on a business problem and apply analytics to that business problem? And you saw that very clearly articulated in Tom’s earlier remarks.

When we first started looking at how these companies could come together, the first thought and the first reaction is always, there’s a huge overlap, there’s a huge amount of stuff that we’ll have to redo, but as you really look into it, what we’ve found is having those two different points of view has caused us to emphasize different pieces that actually come together to position us well to put a complementary solution together.

If you look at the Enterprise Strategy Machine architecture perspective, it’s really trying to define a closed loop optimized approach to decisioning analytics and predictive analytics that complements the analyst’s involvement and helps automate a lot of that to get the best possible solutions for the client.

That vision and that perspective defines things like Strategy Designer, Strategy Optimizer, Decision System, etc., that all come together to deliver on that promise. Critical Action Platform, on the other hand, defines a technical architecture

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platform that is used to define applications, deploy and manage the environment around which those applications come to them to be executed.

You combine those two perspectives and you can see that Fair, Isaac will emphasize different aspects than HNC would have and when you put it together, it gives you an overall framework, an overall set of technologies that allows you to build common components and common product architectures which then delivers on the promise that John talked about earlier, in that you are able to more quickly develop products internally and also, for our clients, you’re able to deploy those more quickly.

You saw this slide earlier in Tom’s presentation, but it’s important to review it a bit because it helps us understands how these pieces come together and as you hear more about CAP, you can see how they are complementary.

The key components here, as Tom mentioned earlier, are all about taking data available, both in the public domain, as well as in outcomes from clients and putting those together, which is what we call a Strategy Data Network. You then apply various analytics, which we call Strategy Science and how to come up with optimal models and optimal strategies that you then deploy into strategy software. That strategy software then executes and implements various business operations and business capabilities, whether it be in a cycle type of approach, like in credit card processing, or whether it be in real time processing like with customer interactions.

You then capture the outcomes of those decisions and the whole loop starts over again, utilizing Strategy Science to look at the outcomes, analyze those outcomes and then optimize the strategies and decision capabilities that you would be implementing.

Obviously, the analysts are involved in this and another piece of synergy we see is that typically the interaction with Fair, Isaac software is considered to be more of an analytic expert. A lot of the products, such as Blaze Advisor and HNC Suite, target not only the analytic expert, but also more the traditional business user, which then presents more opportunities to present these technologies and these solutions to a broader audience.

You take that and I’ll turn it over here and we can talk a little about how CAP fits into that overall picture.

Male Voice:    Thanks. The Critical Action Platform we’ve talked about a little bit already this afternoon. From my point of view, this is an extremely cool piece of software. What this really does is address the same vision that Fair, Isaac has had, but more from a deployment of management of real time analytics.

So, whereas the strategy machine architecture is really focused around trying to design and develop an optimal strategy from a particular piece of data or data set, this is really designed to help you then deploy those kinds of analytics. And the two are really addressing the same problem, but from slightly different angles.

In both cases, the common vision is to try and build this closed loop decision system and a couple of reasons why this is a particularly advanced piece of technology is that this transaction server that you see in this pictorial diagram fits in a real time data feed. It will sit there in the transaction stream and run the transaction stream against some pretty sophisticated models and then take some action, kick that action up to whatever the appropriate course, using some workflow technology. Somebody who’s a case manager, who might then phone the customer or take action in call center or wherever it’s appropriate. So, this is a complete life cycle kind of deployment methodology for advanced analytical applications.

One other thing which is very elegant about this is that in general, when you try and deploy these advanced applications, you need to do a lot of integration. This is one of the things that John talked about, one of the design goals behind Critical Action Platform is to try and make it very much easier for customers to deploy these applications by integrating a lot of the pieces already.

So, we’ve done a lot of work in integrating these parts so that by installing the platform once, the customer then obviously drops multiple applications on top of that same infrastructure. The major benefit for the vendor as well, in our

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case, is that it also allows us to use those common components to build lots of different types of applications and build the core software once to deploy many times in different environments.

And that really gives us a significant change in our time to market for building new products and that’s really the benefit from the point of view of the vendor. So, where are we at with the Critical Action Platform? We’ve talked about that to many of you in the past. Basically where we are is we have an internal release of 1.0 which is being used for the Falcon 4 manager 5.0 build, which is the next release of Falcon Manager. And also for the development of additional new product lines, which we have not yet disclosed.

We have an additional release in within Q3 coming, which basically gives full functional coverage for almost all of the applications within the HNC product family, which will then allow us to rebuild those applications very rapidly in a Critical Action Platform environment. So, we’ve made a lot of progress to getting to where we need to be and that also includes the integration of the Blaze rules management technology.

Post the Critical Action Platform release in Q3, our goal is to then focus on integration with the Fair, Isaac Enterprise Strategy Machine architecture, so we’ll be doing some planning between now and then. And then post that timeframe, we’ll be doing more integration, with a goal of having one technology infrastructure underpinning all of the combined company’s products.

So, Blaze and Decision System, let’s talk about those very quickly. I agree with Mark absolutely that you need to strip away the market layer, because if you go read the collateral for these two products, this is very similar and certainly, when we first started talking about them, it caused a little bit of confusion just amongst ourselves. When you actually strip out what these products really do, they are fundamentally different and extremely complementary and the overlap is really very minimal.

I think the chart there sums it up. If you look at Decision System, this is really a complex analysis kind of decisioning technology which generates code which will then be deployed in very high end customer environments, into a particular application. Blaze Advisor really is different. It’s an engine based tool, if you like, for implementing business policies. It’s a typical if-then-else kind of environment, so if the customer does this, then do that, if not, do the following.

So, these are really two different things and if you don’t believe me, just look at the price points down below and you will see that they are two very complementary products which are really solving different problems in the business environment.

However, if you put the two together, those of you who are familiar with software companies will be very familiar with the Gartner Research Magic Quadrant. This is where Gartner basically wrote for all the various different technologies in this space and put together the two different, in this case, leaders in the pack and the combined company has both leaders in the pack, which give us a very strong position in the two different types of rules market.

So, finally, let me sum up a few benefits from a technology point of view, a synergy point of view here. From the combined company point of view, these technology products really give us faster time to market and that can be in some cases an order of magnitude faster in being able to bring advanced analytical applications out to the market much more rapidly.

It gives us one core functional set of software code which all of our analysts and application designers can use, so we save a lot of wheel reinvention. It also encapsulates and productizes the analytic science. For example, one of the design goals of the Critical Action Platform was to productize 15 years’ worth of experience of building advance analytic solutions into product components which could then be used for building additional applications, so there’s a lot of intellectual capital built into the platform.

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The benefits to the customer are really fairly obvious. They install one architecture across multiple applications. It’s also built on a modern open infrastructure, the J2EE infrastructure, which is absolutely where most of the software industry is trying to get to in the enterprise space anyway. So, it’s absolutely the right infrastructure at the right time.

And finally, because of that web-based architecture, web-based applications tend to open up new business process opportunities. So, as we move to bring out new applications on top of this web-based architecture, we can begin to see how we can deploy new web-based applications outside of the firewall, opening up new revenue streams and opportunities for us.

At this point, I’d like to hand back to Mark.

Mark:    We talked about customer synergy, product technology and technology synergy. The last area I’d like to briefly cover is geography centers between the two companies.

If you look at this, HNC has presence in Latin America, in Europe and Asia Pacific and if you look at the numbers for Fair, Isaac, you actually see that where Fair, Isaac is strong, HNC isn’t as strong and the opposite is also true. So, the combined companies are well positioned internationally and we get a much more uniform coverage around the world.

Now, if we look at the various areas, first in Asia Pacific, you can see we have 28 personnel in that part of the world and we are covering the key economic centers of Asia Pacific and Japan, Korea, Singapore. And we have a couple of models there. Not only do we have a direct sales force, but we also have distributor relationships in some of the other key countries, as you can see, in China, Malaysia, Taiwan, Korea, etc.

So, this really positions us well to position our products and our services in each of the major parts of Asia Pacific and all of the commercial centers in that part of the world. Just to give you an idea of some of the companies that we already service, we have some common customers in banks like Sumitomo. We have a relationship with Fujitsu at Fair, Isaac. We have worked with Japan Research Institute in the banking areas and we have customers such as Samsung, as well.

In Latin America, this has been a hot spot for Fair, Isaac over the last year and it’s an opportunity area for HNC, as well, with a combined force of people of 29, we are very well positioned from having skills in sales and analytics, customer implementation, customer support, so we are very well positioned to deliver our products to the major commercial parts of Latin America.

We also at this point already have some key customers such as UniBanco, Bancomex, to name a few. So again, we have a good beachhead, we are well positioned to continue to grow in that area of the world.

And the last areas, in Europe, you can see we are the strongest there as far as number of people, with 150. Fair, Isaac has a major center in Birmingham in the U.K., with about 100 people, and HNC has several centers with a lot of their people in London. We probably have the strongest combined capabilities, we have full capabilities in analytic talent, in software implementation talent, full sales force. We have some relationships with other distributors as well in various parts of EMEA, so we are well positioned.

Also, HNC had an acquisition recently in the U.K., where they have an operations center. Fair, Isaac has been looking at establishing a beachhead for products such as Net Source TRIAD, which gives us a European center where we could actually kick something like that off.

So, you can see there are many different options in EMEA. We also share some common customers there with customers like HSBC and Barclay. We have a significant customer in Abbey National and, in telecom, we have customers like 1- 2- 1. So, again, we have a firm foundation of business already established in EMEA. I think the combined force really positions us well to continue to grow that business.

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So, as you look in summary, I think we have talked about the various aspects in the four areas that we’ve talked about. I think we have a complementary set of customers that we can do more cross selling at. We also have different areas of strengths and when you put the two companies together, allows us to cover the whole life cycle in particular industries much more effectively.

As you saw as Michael and Larry went through the products, a lot of times where we are strong at Fair, Isaac, HNC isn’t as strong and vice versa. Again, as you look through the cross selling opportunities and you look at the whole life cycle of how you deliver, whether it be CRM capabilities or just general decisioning capabilities, that complementary position really allows us a good opportunity to make a big impact on a lot more customers.

In the technology area, what the marketing brochures might seem to indicate as total overlap is actually not. It’s actually very different types of products addressing different types of business problems and when you put those together, the way I look at it, you have two companies that have great ideas. You put two very smart such people together and you’ll come up with even greater ideas as you look at the different sets of emphasis that have been done historically.

And then, last but not least, as you look at our ability to cover the globe with our capabilities, to have a significant presence, not only just in the sales capability, but then to support what is sold, the combined company again, the strength of one complements where we are just starting to grow as another and vice versa and it really positions us quite well to complement our strong North American business with strong growth in all parts of the world.

So, with that, I’ll turn it over to Ken Saunders, to talk about the financial aspects.

Ken Saunders:    You guys can all sit down. First, I’ll provide a little bit of the level set and review a couple of the numbers that have already been laid out there just so we’re all on the same page and then I’ll get into the combined numbers. Break it down a little bit more from a product perspective, revenue sizes, geographies and things that are key to our combined business model.

So, you saw this slide before. This is Fair, Isaac’s revenue growth, very steady over the past several years. 10% year over year last year and you can see that over the last year, they have had some accelerated margin improvements in their bottom line.

On HNC’s side, we also had very strong year over year revenue growth. Since 1995, we’ve had compounded annual growth rate of around 44%. You can notice that in the mid years, we were ranging 15 to 16% operating income. In the last couple of years, our operating margins have gone down, in contrast to Fair, Isaac’s. I think for those of you who haven’t followed the HNC story, you wouldn’t know that we have gone through a number of transitions from as early as 1999, when John mentioned we took Retek public, spun them out in 2000.

We reorganized the company from multiple SBUs into one functional organization about one year ago last month and out of that, have been investing very heavily in the Critical Action Platform and some of the other technologies that we spoke quite a bit about today. So, while those numbers are down, they are well within our ranges and our expectations so far.

And then look at the combined companies. First I wanted to map the products to the categories that Tom spoke about earlier and where HNC’s products fit into today. Clearly, we don’t have a significant presence in scoring and most of our products really fit into the strategy machine category.

So, when you think of all our products, Fraud Manager and the Risk Suite, the Cross Sell Optimizer and a number of the decision supports solutions like the Decision Manager or the Efficiency Suite, these are all a series of strategy machines. We do have consulting, just like of course Fair, Isaac, hours-based billing for implementations as well as some value-based price consulting, and the most pure software maintenance type business we have is Blaze. So, on a go forward basis, you could pretty much expect our products to blend in, in these categories.

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So, I took a shot using the last 12 months and what these revenue categories might look like if you combine the Fair, Isaac numbers with ours and as you can see, there’s about $570 million of revenue. I think there’s roughly 50% now in the strategy machine on a combined basis. About 15% in consulting and about 10% in software, which is not too terribly unlike how our models are today, if you think about our products in the revenue versus license versus consulting basis, which I’ll cover in a moment.

Headcount looks very similar too in the two organizations. The combined organization pre any sort of integration or consolidation would roughly be about 2,700 people as I sit here today. 40% of those people are in product producing categories and, of course, we are doubling the sales force. We both have just shy of 100 people selling and servicing customers directly.

The next few slides will touch on some of the models, the vertical presentations of geographies in the two organizations and I think you’ll see how very similar our models really are. Up at the top of the slide to the left is HNC’s current model, 70% recurring, the rest is consulting and our license fee revenue. And if you look down below at the FICO model, it’s 75% recurring with a very similar breakout remaining between the consulting and the one time license fee. So, on a combined basis, we’ll have a very similar model, as we do today. These estimates would put it around 73% recurring.

From a revenue vertical perspective, you saw earlier today we talked about the overlaps in the telecoms, the insurance and the banking areas. You can see today that HNC is predominantly in the financial services area, about 50%, 14% in telecom and the remainder in the insurance business, with one slight spill in the government area. As opposed to Fair, Isaac, who has of course a greater footprint in the financial services area, over 85%, less in retail, very little in the insurance sector and even less in the telecoms.

So, we talked about earlier where there is some overlap, clearly in some of the financial products from complementary series of risk and account management capabilities and then in the insurance area, where our large chunk is predominantly in the back end, claims and risk management areas. In Fair, Isaac’s blue portion there, it’s focused on mostly premium and underwriting. So, those two pieces of the pie come together. On a combined basis, the company would still be predominantly in financial services areas, again 70%, but we’ve been able to expand the combined organization where there is a significant cut now in the telecom and retail and have a new slice in there with the government area and still a very substantial insurance sector.

From a geographic perspective, you saw the maps earlier, as far as our respective presences. We’ve now beefed up the combined EMEA area, now a set of reasonably sized facilities in both Asia Pacific and the Latin America area. From a percent of business perspective, very similar. Our most recent numbers put us at about 20% non-U.S. business whereas Fair, Isaac is just shy of that, around 18%. So, together, we’re still about the same size business coming out of the non-U.S. segment.

Here’s a slide I’ll spend a little bit of time on. This is the cost synergies slide that we’ve been articulating in the combination of roughly $35 million in cost synergies. If you start from the left to the right, the categories we’ve bucketed these cost savings in are 30% product delivery. That has a lot more to do with how products are deployed in, for example, service operations, where we might have multiple operations now as a result of the merger. Now we can consolidate maybe into less 10%, focusing in the technology consolidation.

That has more to do with much of the discussion you saw earlier today on leveraging the common underlying architectures, so very little really coming out of that whole general area.

15% in overlap in management of customers and sales type management areas. No expectations of really eliminating people on the street. When you look at this as a combination of feet on the street, they will be carrying twice as many products. And of course the greatest bucket is coming out of corporate shared services, accounting, HR, etc., things of that nature that you would expect.

HNC teleconference call. 5.9.02

When you jump over to the graph, you can get a sense for how these costs will be recognized in the combined organization. The easiest one to imagine is the corporate services, where we have about 90 FTEs targeted, about 45% of the cost and this is represented by the blue line. You can see pretty much that jumps right out of the gate as a cost synergy that we’ll be able to recognize and you can see that it continues pretty much flat, so that suggests that we’re able to recognize those synergies right out of the box in Q1 and that will be the end result over the next four quarters.

By contrast, you might take a look at the technology consolidation, which is a small 10% amount and it slightly treks up, but the intention here is that it will take a couple of quarters to get our arms around what those things are and redeploy people into other revenue producing areas.

Overall, you can see we have this thing forecast to realize quite a bit of the savings right in the first half of the year. The run rate is roughly $7 to $9 million by the time you are into the first couple of quarters.

These are the high level top down revenue numbers that have been forecast for the combined organization. You can see below the line the $571 million that I showed you before by product segments. Above the line are First Call numbers for the combined organization, so put it just shy of $700 million. I think First Call estimates are in the 12% revenue growth. What we really wanted to demonstrate by this is the cost synergies you saw on the prior side would suggest a 3% accretion factor on GAAP EPS next year of $2.85. Again, First Call. And on an operating income basis, pre-amortization, if you will, a 10% accretion.

With respect to the balance sheet, we’ve tried to give you a snapshot of what the company would look today if you took both balance sheets and slammed them together. You can see a healthy amount of cash on the balance sheets. The convertible note that is picked up from the HNC side and after the close, we took a guess estimate again these numbers are not known so we don’t know what the final calculations will be for the other intangibles, but to just give you a sense that we do expect to still have about $500 million cash in the balance sheet at close. Roughly another $500 million of intangibles associated with the purchase and that the convertible note will be carried forward in the combined organization structure.

Quick snapshot of where that cash is coming from. These are rough estimates just to make some points that there is roughly $30 million of transaction costs factored in our formulas. Some of this will end up being cash and some not. For purpose of argument, I’ve just thrown it all into cash for now, suggests that what we have budgeted in there to come up with these $500 million at close cash balance.

Looking forward to the next year, you have the operating cash, again using some kind of First Call estimates of what that might look like from a cashflow perspective. Factoring some synergies of about $35 million from the slide before. The interest income on that large amount of cash and the interest expense on the debt would still put the company at about $600 million in cash and positive cashflow to the tune of $80 to $100 million a year. So, clearly, there’s a number of opportunities with a cash balance like that to focus on some of your capital structuring, and the company will discuss plans in that nature shortly after the close, I’m sure.

To summarize, what you have is a company with combined industry revenues of nearly $700 million. Clearly a very strong balance sheet, with over $500 million of cash. Very stable combined company recurring revenue model of 75% plus recurring revenue. A strengthened geography mix and strong positive cashflow coming from operations.

Now you’ve heard it from me and the guys. I think we have some quotes here from some of the industry analyst, so we’ll page through and afterwards get everybody back up here for Q&A.

[Audio tape quotes begin]

“We feel that this transaction is a good move for both companies. Without a doubt, the combined entity is stronger than the parts. We would say that 1 + 1 = 3.”

HNC teleconference call. 5.9.02

“I think this is a big positive for both firms. The combination of analytics, scorecard technology, ubiquity and statistical coverage seems to be a slam dunk for both firms.”

“The combined product offerings should allow CRM to deliver more quickly on its promises.”

“Increasingly financial services providers seek to integrate risk and fraud analytics into their customer relationship management products. This merger will broaden Fair, Isaac and HNC’s analytic offerings to better meet CRM requirements.”

“This is a big deal for anyone who is interested in the high-end analytic space. It’s very complementary for both firms — clearly creates THE leader in high-end analytical solutions.”

“This definitely brings together two strong companies with strong technology and good ideas. The merger has a lot of potential to be very positive for the industry.”

[End audio quotes]

Male Voice:    Okay. Now we have the distinguished panel back again and it’s time for Q&A. I’ll act as head triage function. Pretty exciting, huh?

Audience:    For the benefit of the Fair, Isaac side, if Ken could walk through how 2003 would roll out in the previous ways in which you described the year, in terms of recovering to higher levels of profitability. When you looked at 2003, what was going to drive revenue growth, what was going to drive the margin, ignoring any of the cost saving issues that are part of the deal?

Panelist:    Neither one of us has provided guidance for 2003, but I think the question is more the longer term model for HNC and I can address it in that respect. From a revenue perspective, clearly the company was investing in two key areas, maybe three from a growth strategy perspective. One is taking some of our core products that have been saturated here in the domestic markets, overseas and we are starting to see quite a bit of traction. For example, last quarter, there was 42% year over year growth from the international business versus the company’s year ago much less. So, we were getting quite a bit of traction in the last couple of quarters in our international business for our Decision Managers, as well as our risk products.

We are investing quite heavily in some of the market optimization areas analytics that look to generate revenue, generate profits, the whole Opportunity Suite is focused around there, so that is a significant revenue growth strategy for the company on a go forward basis.

Lastly, I think there is the synergistic traction longer term of being able to deploy more products more quickly to customers using the Critical Action Platform. In fact, not only do we look at that as an opportunity to generate more revenue by getting more products to the customers more quickly, we also look at it as a way to improve our operating margins through reduced development costs. I think the guys had factored in about a 50% reduction in development cycles by building on a common underlying architecture, which reduces your R&D dollars from an absolute dollar perspective by refocusing those dollars more efficiently and deploying more products, lower maintenance and support costs.

So, when you take those factors in, frankly even my longer term model, just focusing on the cost synergy opportunities for deploying products and common architectures, we were looking for our gross margins to improve into the mid to high 60%, whereas today, they are at 60, 61% and looking for operating margins to improve to around 20 to 22%.

So, our long term business model looks a lot more like the existing Fair, Isaac model. So, I think what you are catching is HNC at the cusp of that point, with this kind of quick start, through the merger and the synergy cost reduction, our models will align very well with the existing Fair, Isaac model going forward.

HNC teleconference call. 5.9.02

Audience:    Tom, could you walk us through the pricing approaches of the two companies in terms of how you offer discounts off of list and do you see an opportunity—I know you don’t want to talk about raising prices—but do you see an opportunity to appropriate higher costs from your customers?

Panelist:    Interestingly, for our longer term industry dominating, if you will, products like Falcon and the credit scores, we both have very long term contracts. They are pretty much set in stone and we recognize additional revenue as the volume increases, so we don’t have a lot of pricing flexibility quite frankly there. And they are both dominant products and I would guess that as time goes by, the only way to get more money per transaction there is to add some kind of new value, so I don’t see much pricing opportunity there.

However, most of the other products that we both sell that are newer are being priced based on value, so our strategy science products that we sell, healthcare products, insurance products, underwriting products, there, at least the way Fair, Isaac approaches it, we literally sit down with the business leader, figure out the value benefit to them and then we try to get a big part of that benefit and that’s how we start. So, we are not arguing about cost up, we are debating value down and HNC does that as well.

So, I think there, together with our combined technologies and scale, I think we will be in a better position to not only argue that value equation, but also potentially— some of the transactions that we get involved in, we take a little bit of risk up front to prove the value and so, I think we will be in a better position to prove the value of some of our solutions faster. Strategy Science again is one where some of our initial clients, we are giving them a fairly good deal to get involved, but those contracts, once they end, as the value becomes clearer, we have the power to price it based on the value. So, I think in the short term, we don’t have any pricing power. I think in the long term we do.

Does anybody else want to disagree?

Panelist:    I’d just say, when you put together the best minds, I expect a faster combined innovation stream and with innovation comes value, with value comes a chance to price.

Audience:    Those of us in the investment community have seen lots of cases where two companies merged and the reason each one wanted to merge, each company looked ahead and knew that things were not going real well and it was a way to confuse people a little bit, to redeal the deck of cards.

Panelist:    You’re asking me are we confused?

[Laughter]

Audience:    For each CEO, what assurance can you give us, in the case of Fair, Isaac, Tom, you have obviously been really successful at making the old Fair, Isaac much more profitable. Been very successful with that, but the revenue growth has been tougher to come by . . .

Panelist:    Right.

Audience:    So, the concern for us regarding Fair, Isaac is did you look ahead and say, I have the margins up, but the revenue growth will be tough and that’s why you did the merger. And looking at HNC, which I really don’t know very well at all, but my concern, hearing the big investment you’ve made in Critical Action Platform, did you look ahead and say, we’ve made this big bet on Critical Action Platform and it will be tough, it’s not going as well as we’d like. Did that bring you to the merger?

So, could you just give us some assurance that that’s not what’s going on here?

Panelist:    Great question and I can give you assurance from a Fair, Isaac perspective that isn’t the rationale at all. In fact, I feel, as I said at the last conference call, I actually feel so comfortable with where we finally

HNC teleconference call. 5.9.02

got after 2½ years of hard work that it’s time to take the risk associated with trying to really reach a little bit more aggressively, from a growth perspective than we have been able to in the past.

As you have heard me say, our problem on growth isn’t innovation, our problem on growth is building a business model and a management team that can profitably serve clients and I think we are there now. I think if you look at the newer products that we’ve invented in the last 1½ years, MyFico.com, Strategy Science, MarketSmart, LiquidCredit, those are all going gangbusters now. I really believe in the team that’s behind those products now. Got some great leaders there.

They'd probably just as soon have me off their back now and so, from my perspective, I don’t think I would have tried this a couple of quarters ago, quite frankly, and now I’m confident that we will get the growth in those new products anyway.

Panelist:    A couple of contextual comments and then more direct addressing your question. I think investor skepticism of technology mergers, given recent events and historical shareholder value creation is well justified. You look with the situation with Peregrine just recently, which is a local company in San Diego that we all know very well, and there have been some real disasters out there.

For us, the motivation to do this deal was really based on the fact that we truly believed that in order to stake out and defend a position in this category, we needed to be bigger, we needed breadth of distribution, we needed scale. And we saw competitive pressures coming from the business intelligence side, from the CRM side, as well as from the build side and we felt this was really on a long term basis, not next quarter or the quarter after, two to three years out, that our shareholders taking back 35% of these combined entities would be better off three years down the road than they would on a standalone basis.

And so, that was the motivation. I think when you look at what we were doing, very clearly there is more risk in our model than I think probably Fair, Isaac in the sense that we had dramatically repositioned the company and reshaped the company from a vertical point solution provider on disparate technology architectures to a platform provider and that platform yet to be delivered, applications still to come out, etc.

So, I think there was probably a little bit more risk in our company, but then our shareholders are only getting 35% and you guys are getting the big chunk. But when you look at what we presented today, we really hope that at the product line level, at the value delivery to the customer level, that it is clearly apparent that these two companies together long term will create very, very significant products, be able to expand more quickly, grow more rapidly than they would, either as a standalone. I think you have great scientific talent. I think you have great leadership in Tom. I think Larry’s leadership from the technology perspective and what he’s accomplished in this industry in 15 plus years is significant and I think we are all excited about it sitting up here. So we wouldn’t be doing this if we didn’t think it was the right thing to do for our shareholders.

Audience:    Following up the previous speaker’s point, a lot of these mergers have failed in the past because of integration. My question is, can you help us understand what you have set out? Have you set out a single person or a group that will be put in place just to manage this integration, solely because my concern personally is you try to do your business and then you try to do the integration too. Are you setting up specific timelines and benchmarks that you will know if you are slipping at all internally and will you plan on sharing that with us?

Panelist:    Good question. Mark Pautsch is head of the integration team from a Fair, Isaac perspective. Mark, maybe you can comment on that.

Panelist:    Sure. The first principle that we are stating out is that there is a small number of people who do integration and there’s a large percentage of people who make sure that the quarterly results come in. And that’s where we started and that’s the first thing we are looking at.

So, what we are doing right now is, on both sides, identifying who that core team will be. We have set up a structure that says what the topic areas are that we need to address, things like finance, HR, product integration, etc. Right after

HNC teleconference call. 5.9.02

we do that, to actually address your question specifically, I spent 20 years at Andersen Consulting, so in true fashion, we will do a work plan, which has deadlines and budgets and status reporting and tracking and all those wonderful project management things so that if we start slipping, we know it. If we’re not getting the benefits, we know it. If we are not getting the participation that we were planning on, we know it.

It’s all about really a couple of things. It’s about integrating cultures, it’s about project management, it’s about having people focused on making sure that what you set out to do, you actually can accomplish and do accomplish.

The other principle we are looking at is, it’s an easy trap to fall in that the current revenues become so important that only the leftover people get put on the integration team. I hope that’s not the case. Tom has assured me it’s not. The team we are looking at are the people who we think have the right skills to make sure that we can address the issues that come up.

And I think after seeing the presentations today, that while there is a lot of work to do, there are plenty of challenges, there are plenty of things that can go wrong, I think the structures of the company today, the product sets we have, that there are some very natural ways that they will come together and I think that will make our job much easier than it could have been.

Panelist:    The reason these kinds of things fail isn’t just because you don’t have a good work program. It’s because you have different cultures. I think we both, with our scientific heritages, we bow to geeks and propeller heads. We love them, we give them big computers, big desks, anything they want and then we go try to figure out, from a management perspective, how to get that stuff to a customer. So, we know who to bow to and we understand that and we’ll be one of the greatest places on earth for analytic people to work. That will remain and that’s a similar culture.

From a business model perspective again, we like recurring revenue, we like transaction revenue. If the business models are different, it’s very difficult to integrate two companies, but again, we sort of win there.

The area I was the most worried about quite frankly and still am is the sales integration. That’s hard, because that’s where you are facing your customers and we’ve spent a lot of time in the last week and a half, both companies, talking to all of our major customers and quite frankly, they are already working on the integration plan for us. They are already making recommendations about how technologies could be better put together, etc. So, I think if the customers will help us through this integration process, which they seem to be interested in doing, I think we’ll eliminate probably our largest risk. Mark has been involved, Mark was at Accenture. He was supervising more people than the combined companies after this merger.

So, I am very confident in the team of people here, in going through the work program, so I think people will be surprised about this. It sounds really risky and it is to both of us, but if it weren’t for those three or four things, I don’t think I would have tried to take this on.

Panelist:    I might add from the HNC side, our leader is our chief operating officer, Mary Burnside, who manages a great deal of people, probably more than 50% of the people in the organization. From an operations point of view, she has the experience in growing Novell from $250 million revenue to multi billions, so she has a good background in managing large projects like this and we have a dedicated team of people as well to face off with those guys.

From the finance and accounting perspective, early on, we spent quite a bit of time building up what would look like a budget and forecasting model for the cost synergies, all the way to the GL, month, day and person level, so a very thorough plan documented now through the course of the execution.

HNC teleconference call. 5.9.02

Audience:    You talked earlier about the financial synergy and the customer synergy and the geographic synergy. You haven’t talked quite as much about the scientific synergy. The impression I have is that the Fair, Isaac engine is a little more of a statistical thing and HNC is more in the area of artificial intelligence.

Do you get a lot by putting them together and how do you plan to decide if the two come to a different answer on something, which one dominates over the other?

Panelist:    We’re gonna sell both.

Audience:    Pardon me?

Panelist:    We’re gonna sell both. [Laughter] Obviously, Joseph, you may want to comment and Larry, you may want to comment on that?

Panelist:    I’ll take a shot at it. It turns out that if I look at the analytic science or the analytic technology underlying, the first thing I see is complementarity. HNC has done a very nice job with neural net technology, as anyone who has followed knows and has worked very hard on extracting business value from transactions and often real time transactions.

Fair, Isaac’s analytics and I wouldn’t disagree with your assertion that most of it is statistical based. What I would say is, when you look at the end of the day, neural net technology is also data rich and statistically based, as well. So, there is artificial intelligence and then there is artificial intelligence.

So, where you look at the overlap, there’s differences in emphasis, but I don’t think there are huge collisions. Will there be some religious wars on this or that analytic technique versus another one, will there be some religious wars on this or that software technology versus another one? You bet, and it’s just up to the business leadership and the scientific leadership to make sure that all those questions get refereed by answering the simple questions, what’s best for the company, what’s best for our clients going forward and that’s what we will do whenever we hit those collisions. But I expect those collisions to be a small part of the story, not a big part.

Panelist:    And if I may comment a little bit, statistics and artificial intelligence have actually converged a lot. Especially, the field of machine learning has really advanced statistics. So, it’s not as different as you might think. There’s a significant difference between rules and neural networks, but neural networks are actually statistics.

And today, people find the total solution almost always includes rules because you can configure them very easily. And neural networks because they learn from data and workflow and other software surrounding it. So usually, the end solution to the customer relies upon all of these. Statistics, rules, neural networks, other AI technologies; so I don’t see any conflict at all whatsoever. I see a total solution.

Panelist:    Thank you, thank you. Anything else?

Audience:    As you mentioned earlier, in talking to your investors and talking to the analysts, you know, the Fair, Isaac investors didn’t know HNC and the HNC investors didn’t know Fair, Isaac. As you go forward, as you grow the company, we kind of need buckets. Are you going to be a software company? Is that... going forward...?

Panelist:    How many buckets would you like us to be in? Yeah, we are both software companies, we’re both technology companies, we’re software companies with a little bit of different business models. I think Fair, Isaac has been probably a little bit more conservative in the last couple years because we had our head down trying to work on this management thing. So I was less excited about trying to figure out what category, quite frankly. I’ve not been as adept at categorizing as perhaps I should have been. That’s my fault, shame on me. I think with this coming together, I think we’re going to pick the most aggressive category you want. You’ve heard me say,

HNC teleconference call. 5.9.02

I sort of religiously say, we’re not a software company and when I say that, I mean that we’re not hostage to one time license revenue every quarter. I don’t want to be hostage to that. I don’t think that’s where the future of the technology world is going.

I think that having a recurring value based transaction model is so unbelievably important for the future of technology companies that I can’t tell you — I’m religious about that.

So wherever the world is called high technology companies that have really important software to do really important things on a transaction level, that’s the software category we want to be in and quite frankly, we want to define, I think. We want to create that one because right now, I don’t think there are a lot of companies in that. So, we’re a software company defining a new bucket.

Panelist:    I think there’s an interesting history here where, if you look back far enough in Fair, Isaac’s history, they build scorecards; the most basic statistical tools before software was available.

They actually built those and deployed them on pieces of paper and that’s where the word score card comes from. If you look far enough back in HNC’s history, because the computing power didn’t exist to do what we wanted to do with neural networks, we were actually a hardware company.

We used to build the computer boards that went into the computers and the early PCs; accelerator boards so we could build neural network models. If you look at this progression, really we’ve run very consistent in both companies in seeking to build statistical models of the best technology possible and over the years, that’s migrated from paper to hardware to now software as the vessel.

But, the software itself is the vessel for containing the analytics. I think that’s a good way to look at the problem.

Audience:    Couple follow up questions. Fist of all, do we assume that HNC is on a December fiscal year, is that right? Will the combined company be on a September fiscal year?

Panelist:    Yes. Yes, that will remain.

Audience:    The numbers we saw in the presentation quarter by quarter, that’s beginning in the new fiscal year...

Panelist:    Yes, October first.

Audience:    What’s the message to the two organizations, between now and closing. What happens between now and closing?

Well I mean to the extent that people, you’ve got some redundancies in the two organizations are you know. What are you telling people what’s going to happen after closing and pre-closing?

Panelist:    Well, they’ve seen the kind of numbers here about G&A consolidating, so they understand that. I’ve been interviewing and meeting with the management teams of both companies. We’re starting to make some decisions about that and we’ll announce those things as they happen over the next couple months or at close. So there are people at both companies who know exactly where they’re going to be two months from now. So, we’re doing that right now.

Audience:    You’re not waiting until closing to...

Panelist:    No, no. We’ve already had a great employee meeting that John and I did in San Diego here. Actually the day of the announcement we’re going to try and get down to some of the questions that they have. The good news is on the product side and the scientific side, the propellers are spinning faster than ever. On

HNC teleconference call. 5.9.02

the G&A area, it’s going to be a little bit more sensitive as we resolve that because it’s obviously an area of consolidation.

Audience:    What, if anything could de-rail the merger? What would have to happen for this deal not to happen?

Panelist:    We’re going through the Hart-Scott-Rodino process right now that just got filed, so we’ve got a few weeks on that to find out whether we have to go to the second phase or not. The S-4 goes out here in a couple of weeks. So, those are the two, there are no other significant closing conditions amongst ourselves.

Audience:    Proxy vote...

Panelist:    Yeah, proxy vote. Shareholder meetings, probably at the end of our third quarter, beginning of fourth quarter.

Audience:    I mean if one company misses a quarter, is the other company going to say, “this is not what we bargained for?”

Panelist:    No, no.

Panelist:    This is a follow-up comment. A guy working in the company where there are a number of categories that we showed where people obviously know that in a long-term basis, they’re not going to be involved downstream. So we have in place the standard mechanisms that you use to retain and incentivize those people through the transition and integration period.

We’ve identified a group of HNC people who are receiving stay pay bonus payments for transitioning and integrating the company. So, it’s obviously a challenge when people know that four or five months out they won’t be there anymore. But, those types of mechanisms are in place and we feel like we have that type of stuff sort of covered.

Audience:    John, could you give us a quick update on the beta program for Falcon; number of customers and timing, etc.?

Panelist:    In terms of Falcon? Yeah... Maybe Michael...

Michael:    We’re in final selection for the site for Q3. The clients that are most interested in deploying the new platform are those that want the thin client GUI feature. That would include a couple of processors who have many, many clients who use the end-user interface and want the GUI as a much more economical way to distribute the application to a large number of desktops.

The second group of customers who are interested in the beta program are very large institutions who are looking for the much more open infrastructure of CAP case management and want to be able to much more easily integrate the Falcon case management system with their other external systems.

If you look at a large bank that’s interested in this, they’ll typically be using ten different case management systems. One for application processing, one for disputes, one for fraud, one for collections, one for customer service.

Being able to open up the architecture of any of these case management systems to let their case workers access the data from fraud while they’re solving a customer management problem is a big boon. Those are the two reasons why people are looking at the system.

HNC teleconference call. 5.9.02

Audience:    You mentioned earlier in the presentation about your interest or attempts to shorten the sales cycle. There’s a lot of concern right now about what customers are interested in looking at now, maybe required ROI, two months versus twelve months.

Can you just give us some color maybe going through each vertical on what you’re hearing from your customers? Sales cycles, longer, shorter, appetite for spending, those type of thoughts?

Panelist: I think the reason that both of our companies are still growing well as compared to other technology companies is because we do sell value.

So, every time we try to sell any of the products I was talking about, we’re sitting there with a sheet that says if you buy this, you’re going to make this much money.

So the good news is, that’s how we sell. I think that’s why we’re growing at the rates we’re already growing. I don’t see a significant change in the closing process.

They said in our last conference call from our product perspective, we have some of the biggest pipelines we ever had. They said that at the end of the last quarter. It looks like the pipeline’s strong for the majority of our products and every product category that we were predicting would grow well, is growing well.

So, from a Fair, Isaac product perspective, we’re confident about where we are right now. I don’t see anything going longer or shorter. We don’t have enough products sometimes to tell that. But it’s strong, consulting is strong as I said in the last... lot’s of clients are focusing on more valuable services and so they come to people like us for that.

I don’t think I have any statistics that would be any more helpful than that general comment. If you have any color to add to your product lines...

Panelist:    From an HNC perspective, yeah there are some issues which are: We are coming off as you saw, our two largest booking quarters ever. Because of our recurring revenue percentage, when you have a bookings quarter — two prior quarters which are strong, that becomes very important in this quarter’s numbers. The issues we’re facing obviously, at the customer level are: “hey, you’ve just been acquired, you’re trying to sell us this product; what assurances do we have that this product will be here post-merger?”

So, that’s kind of a little bit of an issue for us. We’re working very hard at the customer level to overcome that. The other thing that we’re doing is we’re actually paying some incremental bonuses to our sales people this quarter to drive and close deals in the current quarter. So, we’re hoping that will alleviate some of those issues. Overall, I think our pipeline is fairly strong. Feel pretty good about it.

Audience:    Tom, I know when you came to Fair, Isaac you changed the commission sales plan. Tell us, how does the HNC sales plan compare with the current Fair, Isaac sales plan? How much would have been paid out in commissions at HNC last year?

Panelist:    I don’t know if I could do that math off the top of my head, but they have a structure today very similar today to the one we had at Fair, Isaac two years ago. That was one where the commissions were based on the recurring revenue components of some of these sales.

What we’ve done at Fair, Isaac two years ago was change that. The commissions are based on new revenue derived. So, focused on selling something new, we have a different part of our organization focusing on attending to the recurring component, if you will.

So there in a similar situation and I would surmise that we’ll go through a process similar to the one at Fair, Isaac for their sales organization. The good news, having gone through that, is that the true hunters in the sales organization

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that, you know, love to hunt and get commissions. Whether they’re doing it for recurring or they’re doing it for new, they’re still great hunters and they survive and they do well.

I think what it does, is it does sort of flush out the hunters who aren’t quite as aggressive anymore who are relying only on the past. There will probably be a little bit of trauma over that process, but the greatest guys who make big commissions can make big commissions both ways. I suspect we’ll go through that process right at the close.

Audience:    Ken, we’ve heard about a few special bonuses pre-merger. Can you cover these bonuses in the expense relative to the guidance we’ve had previously and relative to the expectations that are out there?

Panelist:    I think there is a thirty million dollar number for paying severance packages, bonuses, retention bonuses, banker’s fees, attorneys all lumped-up in that thirty million dollar number. I think that number’s got some cushion in it. So the numbers I’ve been talking about today are reflecting everything we’re aware of.

Audience:    Will you be able to classify some of these special bonuses, the sales compensation, and the retention bonuses within the merger costs?

Panelist:    For right now, I understand that the majority of the dollars are classified as acquisition costs, but I haven’t sat down with some of the Fair, Isaac accountants. I know that they’ve been doing a lot of work with their accountants. I haven’t really had those specific conversations.

Audience:    Just a mundane follow-up to the question here about Wall Street following: Do the firms that follow the two companies tend to assign them to the same person or is there a lot of education that you’ll be doing with Wall Street and do they tend to fall in the same industry category?

Panelist:    I think we’re going to have to do a lot of work there. I think they’re different, and right now we fall in different categories, primarily. So, we have a lot of work to do to establish ourselves as a software company that’s different. For a technology company that’s different. So, right now they’re very different. A lot of work to do there. Are there any other comments you want to make to that or...? That’s it? That’s the right answer? We’re challenged, but we’re going to get there.

Audience:    Hey John, could you just address what you envision your role with the company to be?

John:    Yeah, thanks Ray. I have an obligation to serve the company through the transition period and for ninety days thereafter the close in an integration period. At that point, I don’t anticipate any on-going role with the company.

Audience:    Why wouldn’t you want to carry on with HNC and the combined company?

John:    You know, I think because in these organizations typically they only let you have one CEO. Tentatively I kind of see that as being my role in an organization. It looks like we forgot one, so...my resume is up on the internet as of yesterday. [Laughter]. Anybody who’s got any opportunities out there they’d like to send my way, I’m available.

Audience:    Can you talk about how you’re compensation package might change as a result of this?

John:    Well, I anticipate that I’ll be filing for unemployment... I’m not sure I understand the question.

Audience:    Options, vesting completely...

John:    So, change of control on the deal? We filed all that information, so it’s publicly available. Our top five executive officers have a change of control provision that is executed on the closing of the deal. For me

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personally, there is a three year base salary plus bonus payment. Eighty percent of that is due on the closing of the transaction. Twenty percent of that is due ninety days after the transaction. Virtually all of the options that I have vest and accelerate vesting on the closing of the transaction and are exercisable for up to one year. Those are very minimally in the money, so there’s not a lot of economic value there.

As a personal comment, if you really want to look at it from an economic gain perspective, I’m gaining monetarily very, very, very minimally from this transaction.

Audience:    You had presented a slide, I think it was a Blaze and Decision System column about why they’re complimentary under the functions. It appeared more that you were solving the same problems from two different approaches.

In terms of integration, could you kind of clarify why they’re complimentary and not opposing, then how much of this runs throughout product lines? What I’m getting at is the integration development dollars needed to bring all these products together.

Panelist:    If you look at the type of problems you’re trying to solve, you’ll find that they are different — those two products. I mean Blaze is a rules and management technology so the type of user who would use that is a business person who’s establishing a policy. Perhaps something like a pricing policy where you’ve got a complex business with lots of different channels and you want to be able to establish some pricing rules throughout the business.

And as a business person, whilst an IT person can help you set that up, you want to be able to fairly simply and easily yourself, manage the process rather than having to go back to your IT department all the time to do it for you.

Savannah is effectively a horizontal product which is sold through a mixture of indirect and direct channels as a sort of two to three hundred thousand dollar price point. In the case of Decision System, it’s somewhat different in that it’s much more analytical in type in that it’s more about taking a set of data and trying to define the critical breakpoint or the critical strategies which you might want to apply to a given set of customers.

So, it tends to be much more in the realm of a PhD, where you’re trying to look for the rules as opposed to you’re trying to provide a business user with the ability to execute the rules. Were not then applied in the application itself, it’s typically deployed as a piece of code dropped into an application as opposed to it’s a complete environment. The kind of rule volumes that will go through; that’s embedded code, the rules are compiled, which means that you can parse through many, many more rules very much faster. It’s all together a much higher-end, more analytical kind of rules technology; which is really used to solve different types of business problems.

Panelist:    I guess I’d emphasize the point that Joseph made earlier, that there’s a collection of problems that can use data to drive and derive rules usually in the form of strategy trees and then there’s another element to it where there’s large collections of shall we say just, “if then else” rules and there are problem sets that are weighted more heavily toward one, other problem sets are weighted more heavily toward the other, and then there are ones that are really nice and intriguing mixtures.

So, in the short term, we think that we’ve got solutions that go toward the problem sets that are dominated by either data-driven, create a tree, if you will, versus create a whole bunch of “if then else” rules.

What intrigues me in the future is, can we find ways to get the best of both worlds and attack problem sets that are more amenably approached by a more equal weighing of rules and analytics if you will. If we can find some of those, that opens up new opportunity to us in the longer term.

Panelist:    Just to put a scale on that, we attack problems today that have a decision tree and maybe ten or twenty “if then else” rules. There are other solutions out there that use literally thousands or tens of thousands or even hundreds of thousands of “if then else” rules. Those problem sets are very different.

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Audience:    I guess my question is on the integration as well. It sounds like that’s still a work in progress; from the specifics and the timelines and things like that. But given the guidance that you guys have given and the synergies in R&D, etc., how long will it take, do you think, to have all the applications on a common platform?

Panelist:    Let me be really clear on that. The day we close, you can still buy Blaze and you can still buy Decision System and we’re going to be real clear about why you’d buy one or the other. No integration required, full shrink-wrap, hit the street guys, sell it.

Over the next year, year and a half, all these guys are going to figure out how to take all those strategy science products; Blaze, Critical Action, etc., and figure out how to meld those to be the best of breed, okay?

In the meantime, the current platform that we have, we’re not going to go backwards. So for example, at Fair, Isaac for about the last year and a half we’ve got a common platform called Decision System which is now in many of our products, but it’s not in all of them. It’s in the ones that are making money and the ones that are going to be there for the long term. We just do the ones that are going to be there forever, if you will. The ones that we haven’t cycled out of their life, if you will.

So, we’ll work together to figure out which ones get the new platform and which ones don’t. I think that both platforms, the way ours is selling today, is for the new things clients want us to do.

So, as soon as we get these platforms better integrated, we’re going to get more enterprise-wide sales for more new solutions. That’s where the beef’s going to be, I think, in the next year. It’s not going be in somebody buying one of our existing products just because we retro-fitted it into some type of an architecture.

We’re lucky, Fair, Isaac has — most of our customers have bought many, many products from us even though the architectures were different. They did it because there’s value. The fact that they’re different sort of bothers them, but it doesn’t bother them enough that they don’t buy the value.

So, we’ll make a common where they value it enough, that they’re willing to pay for it. I could name some of our products that we didn’t go backwards on and put Decision System in. TRIAD has Decision System in it now because that’s our number one platform. We want that one to be the coolest it possibly can. Others we haven’t gone backwards on. Now Fraud obviously, Critical Action platform — boom, in it right away, first product out the door, obvious. That’s the platform you want to start propagating around every organization because the minute you get Critical Action Platform transaction analytics in Fraud and Fraud goes in other places, it’s there, right? So that’s the best place. So we put Decision System in TRIAD, they put it into Fraud, it’s the lowest hanging fruit. Does that make sense?

Okay, why don’t we head out and have some hors d’oeuvres and some drinks and we’ll obviously be here to answer any other questions you might have.

Thank you very much.

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